ALBEMARLE HOTEL DEVELOPMENT, LLC

Financial Statements

December 31, 2020 and 2019

CONTENTS

Page

INDEPENDENT AUDITORS' REPORT   1 - 2

FINANCIAL STATEMENTS

    Balance Sheets   3

    Statements of Operations   4

    Statements of Changes in Member's Equity (Deficit)   5

    Statements of Cash Flows   6

NOTES TO FINANCIAL STATEMENTS   7 - 10



Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To the Member
Albemarle Hotel Development, LLC
Durham, North Carolina

We have audited the accompanying financial statements of Albemarle Hotel Development, LLC (a North Carolina limited liability company), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, changes in member's equity (deficit), and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Albemarle Hotel Development, LLC as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 4 to the financial statements, the Company has suffered recurring losses from operations and has a working capital deficit, which raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Thomas, Judy + Tucker, P.A.

Raleigh, North Carolina
April 6, 2021

ALBEMARLE HOTEL DEVELOPMENT, LLC
BALANCE SHEETS
December 31, 2020 and 2019

ASSETS	2020	2019
Real Estate Held For Development	$ 632,004	$ 366,424
Cash	2,946	
Total Assets	$ 634,950	$ 366,424
LIABILITIES AND MEMBER'S EQUITY (DEFICIT)		
Notes Payable	$ 319,900	$ 319,900
Due to Related Parties	208,063	7,233
Accounts Payable	110,597	
Accrued Interest		4,862
Total Liabilities	638,560	331,995
Member's Equity (Deficit)	(3,610)	34,429
Total Liabilities and Member's Equity (Deficit)	$ 634,950	$ 366,424

See Accompanying Notes

ALBEMARLE HOTEL DEVELOPMENT, LLC
STATEMENTS OF OPERATIONS
Years Ended December 31, 2020 and 2019

		2020		2019
Operating Expenses:				
Licenses and Fees	$	1,135	$	202
Property Taxes				3,502
Pre-Development Expenses		1,440		2,800
Insurance		1,443		941
Landscaping		360		
Legal & Professional Fees		31,187		1,025
Miscellaneous Expense		42		3,550
Net Operating Loss		(35,607)		(12,020)
Interest Expense		2,432		4,862
Net Loss	$	(38,039)	$	(16,882)

ALBEMARLE HOTEL DEVELOPMENT, LLC
STATEMENTS OF CHANGES IN MEMBER'S EQUITY (DEFICIT)
Years Ended December 31, 2020 and 2019

Member's Equity, December 31, 2018	$	51,311
Net Loss		(16,882)
Member's Equity, December 31, 2019		34,429
Net Loss		(38,039)
Member's Deficit, December 31, 2020	$	(3,610)

ALBEMARLE HOTEL DEVELOPMENT, LLC
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2020 and 2019

	2020	2019
Cash Flows from Operating Activities:		
Net Loss	$ (38,039)	$ (16,882)
Adjustments to Reconcile Net Loss to		
Net Cash Provided (Used) by Operating Activities:		
Changes in Operating Assets and Liabilities:		
Accounts Payable	110,597	
Accrued Interest	(4,862)	4,862
Net Cash Provided (Used) by Operating Activities	67,696	(12,020)
Cash Flows from Investing Activities:		
Increase to Real Estate Held For Development	(265,580)	
Net Cash Used by Investing Activities	(265,580)	
Cash Flows from Financing Activities:		
Due to Related Parties	200,830	7,233
Net Cash Used by Financing Activities	200,830	7,233
Net Increase (Decrease) in Cash	2,946	(4,787)
Cash, Beginning of Year		4,787
Cash, End of Year	$ 2,946	$
Supplemental Disclosures of Cash Flow Information:		
Cash Paid During the Year for Interest	$ 9,724	$

ALBEMARLE HOTEL DEVELOPMENT, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2020 and 2019

1.   Organization and Summary of Significant Accounting Policies

Description of Business
Albemarle Hotel Development, LLC (the "Company"), a North Carolina limited liability company, was formed on December 19, 2017. The Company was formed for the purpose of purchasing and acquiring a commercial real estate property in Albemarle, North Carolina (the "Project"). The Company began operations in December 2017 after the acquisition of the property. The Company ceased development of the Project in the first quarter of 2019. During July 2020, the Company restarted development to construct a 29-unit residential multi-family property.

Basis of Presentation
The financial statements reflect only assets, liabilities, revenues and expenses of the Company and do not include any other assets, liabilities, revenues or expenses of the members. The accounts of the Company are reported on the accrual basis of accounting.

Cash Equivalents
The Company considers money market and highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The Company had no cash equivalents as of December 31, 2020 and 2019.

Real Estate Held For Development
Real estate held for development is stated at cost and totaled $632,004 and $366,424 as of December 31, 2020 and 2019, respectively. Certain expenditures directly related to the development of the Project are capitalized, including pre-development costs essential to the Project, development and construction costs, interest costs, real estate taxes, and other costs incurred during the development period. The ultimate amounts the Company will realize from the Project could differ from the recorded amounts. The Company ceases capitalization of costs during periods when the Project is not being actively developed.

Interest Capitalization
Interest is capitalized on real estate held for development as incurred in accordance with FASB ASC 835-20, *Capitalization of Interest*. The amount of interest capitalized is determined based on actual interest costs incurred. The Company capitalizes interest related to real estate held for development from the date of initiation of development through the date the Project is substantially complete and ready for its intended use. The Company ceases interest capitalization during periods when the Project is not being actively developed.

Impairment of Residential Properties Under Development
The Company evaluates its real estate assets upon occurrence of significant adverse changes in operations to assess whether any impairment indicators are present that affect the recovery of the recorded value. If any real estate assets are considered impaired, a loss is recorded to reduce the carrying value of the property to its estimated fair value. The Company records property held for development at the lower of the carrying amount or fair value less cost to sell. Any impairment loss is the amount by which the carrying amount exceeds the fair value less cost to sell.

7

1.   Organization and Summary of Significant Accounting Policies (Continued)

Impairment of Residential Properties Under Development (Continued)
No impairment charges were recorded during the years ended December 31, 2020 and 2019. Should market conditions deteriorate in the future or other events occur that indicate the carrying amount of real estate assets held for development may not be recoverable, the Company will reevaluate the expected cash flows from the Project to determine whether any impairment exists.

Income Taxes
The members include their share of the Company's income or loss in their respective income tax returns. Accordingly, no income taxes have been provided in the accompanying financial statements. Net income or losses are allocated to the members' capital accounts based on the provisions of the operating agreement.

The Company has implemented the accounting requirements associated with uncertainty in income taxes using the provisions of FASB ASC 740, *Income Taxes*. Using that guidance, tax positions initially need to be recognized in the financial statements when it is more-likely-than-not the positions will be sustained upon examination by the tax authorities. It also provides guidance for derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax years in progress. As of December 31, 2020 and 2019, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

Use of Estimates and Assumptions
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates due to risks and uncertainties.

Concentration of Credit Risk
The Company occasionally maintains deposits in excess of federally insured limits. FASB ASC 825, *Financial Instruments*, identifies these items as a concentration of credit risk requiring disclosure, regardless of degree of risk. The Company's cash balances were fully insured as of December 31, 2020 and 2019.

2.   Note Payable

In December 2017, the Company entered into a note payable agreement with a bank for $319,900. The note payable is secured by a deed of trust on the Project's real property. The note payable bears interest at 1.52% per annum. Accrued interest was due on December 31, 2018 with one final payment of all unpaid principal and interest due on December 31, 2019. During the year ended December 31, 2020, the Company paid all interest related to the note payable agreement. In April 2021, the note payable agreement was modified whereby all unpaid principal and interest are due on December 31, 2021 (see Note 5). The carrying value of assets pledged for collateral totaled $632,004 as of December 31, 2020. The outstanding balance as of December 31, 2020 and 2019 was $319,900.

3.   Related Party Transactions

The Company received funds from a related party, AHD Investors, LLC. The funds have no formal repayment terms. The amount due to the related party as of December 31, 2020 and 2019 was $110,000 and $0, respectively.

The Company received funds from the member of the Company. The funds have no formal repayment terms. The amount due to the member as of December 31, 2020 and 2019 was $98,063 and $7,233, respectively.

4.   Going Concern

The accompanying financial statements have been prepared on a basis that the Company is a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Company reported net losses for the years ended December 31, 2020 and 2019 and has negative working capital as of December 31, 2020 and 2019.

Management believes that cash generated from future operations, continued financial support from the member and capital raised by AHD Investors to support the operations of the Company will enable the Company to achieve its goals. Management's plans to achieve profitable operations are dependent upon its ability to raise additional capital and successfully develop the Project. In addition, the Company's operating results are impacted by its ability to accurately estimate, control, and manage its costs relative to future development and future net operating income from the Project. Accordingly, there is substantial doubt about the Company's ability to continue as a going concern.

Should the Company not achieve its targeted development costs and net operating income, the Company may be required to alter its operating plans. The attainment of profitable operations is dependent upon future events, including achieving a level of net operating income adequate to support the Company's cost structure. No assurance can be given that the Company will be able to operate profitably on a consistent basis, or at all, in the future.

4.   <u>Going Concern</u> (Continued)

The need for additional capital may be adversely impacted by uncertain market conditions related to the COVID-19 outbreak. COVID-19 has been and continues to be a complex and evolving situation, with governments, public institutions and other organizations imposing or recommending, and businesses and individuals implementing, at various times and to varying degrees, restrictions on various activities or other actions to combat its spread.

5.   <u>Subsequent Events</u>

In January 2021, the Company received funds of $125,000 from AHD Investors. There are no formal terms for repayment.

In April 2021, the Company modified its note payable with a bank to extend the maturity date to December 2021.

The Company has evaluated events and transactions for potential recognition or disclosure in the financial statements through April 6, 2021, which is the date the financial statements were available to be issued.

AHD INVESTORS, LLC

Financial Statements

Period From June 29, 2020 (Date of Inception) Through December 31, 2020

CONTENTS

INDEPENDENT AUDITORS' REPORT   1 - 2

FINANCIAL STATEMENTS

    Balance Sheet   3

    Statement of Operations   4

    Statement of Changes in Member's Deficit   5

    Statement of Cash Flows   6

NOTES TO FINANCIAL STATEMENTS   7 - 8



Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To the Member
AHD Investors, LLC
Albemarle, North Carolina

We have audited the accompanying financial statements of AHD Investors, LLC (a limited liability company), which comprise the balance sheet as of December 31, 2020, and the related statements of operations, changes in member's deficit, and cash flows for the period from June 29, 2020 (date of inception) through December 31, 2020, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AHD Investors, LLC as of December 31, 2020, and the results of its operations and its cash flows for the period from June 29, 2020 (date of inception) through December 31, 2020 in accordance with accounting principles generally accepted in the United States of America.

Thomas, Judy + Tucker, P.A.

Raleigh, North Carolina
April 6, 2021

AHD INVESTORS, LLC
BALANCE SHEET
December 31, 2020

ASSETS

Current Assets:		
Cash	$	100
Due From Related Party		110,000
Total Current Assets		110,100
Total Assets	$	110,100

LIABILITIES AND MEMBER'S DEFICIT

Current Liabilities:		
Note Payable	$	110,000
Accrued Interest		844
Total Liabilities		110,844
Member's Deficit		(744)
Total Liabilities and Member's Deficit	$	110,100

AHD INVESTORS, LLC
STATEMENT OF OPERATIONS
Period From June 29, 2020 (Date of Inception) Through December 31, 2020

Interest Expense	$	844
Net Loss	$	(844)

AHD INVESTORS, LLC
STATEMENT OF CHANGES IN MEMBER'S DEFICIT
Period From June 29, 2020 (Date of Inception) Through December 31, 2020

Member's Equity, June 29, 2020 (Date of Inception)	$
Member Contribution	100
Net Loss	(844)
Member's Deficit, December 31, 2020	$ (744)

AHD INVESTORS, LLC
STATEMENT OF CASH FLOWS
Period From June 29, 2020 (Date of Inception) Through December 31, 2020

Cash Flows from Operating Activities:		
Net Loss	$	(844)
Adjustments to Reconcile Net Loss to		
Net Cash Provided by Operating Activities:		
Changes in Operating Assets and Liabilities:		
Accrued Interest		844
Net Cash Provided by Operating Activities		
Cash Flows from Investing Activities:		
Increase in Due from Related Party		(110,000)
Net Cash Used in Investing Activities		(110,000)
Cash Flows from Financing Activities:		
Proceeds from Note Payable		110,000
Contribution from Member		100
Net Cash Provided by Financing Activities		110,100
Net Increase in Cash		100
Cash, Beginning of Period		
Cash, End of Period	$	100

AHD INVESTORS, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2020

1. Summary of Significant Accounting Policies

Business Operations
AHD Investors, LLC (the "Company") is a limited liability company and was organized on June 29, 2020 (Date of Inception) under the laws of North Carolina. The Company operates as a SPV (Special Purpose Vehicle) entity for Albemarle Hotel Development, LLC, which will accept the investors for the Reg CF equity campaign Albemarle Hotel Development, LLC plans to conduct during 2021.

Ownership
Membership interest in the Company is held by one member. The member shall not be bound by, or personally liable for, the expenses, liabilities or obligations of the Company except as otherwise provided in the Operating Agreement or as required by law. The Company shall continue in perpetual existence unless the Company is dissolved in accordance with the provisions of the Company's operating agreement.

Cash Equivalents
The Company considers investments in money market accounts and commercial paper with maturities of 90 days or less to be cash equivalents. At December 31, 2020, the Company had no cash equivalents.

Concentration of Credit Risk
The Company occasionally maintains deposits in excess of federally insured limits. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $250,000. The risk is managed by maintaining all deposits in high quality financial institutions. At December 31, 2020, the Company's bank balance did not exceed the federally insured limit.

Income Taxes
The member includes the Company's income or loss in the member's income tax returns. Accordingly, no income taxes have been provided in the accompanying financial statements. Net income or loss is allocated to the member's capital account based on the provisions of the operating agreement. The Company has implemented the accounting requirements associated with uncertainty in income taxes using the provisions of Financial Accounting Standards Board Accounting Standards Codification 740, *Income Taxes*. Using that guidance, tax positions initially need to be recognized in the financial statements when it is more-likely-than-not the positions will be sustained upon examination by the tax authorities. It also provides guidance for derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax years in progress as the Company has not been required to file any tax returns. As of December 31, 2020, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

Use of Estimates and Assumptions
Management uses estimates and assumptions in preparing the financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

1. <u>Summary of Significant Accounting Policies</u> (Continued)

<u>Significant Risks and Uncertainties</u>
The Company is completely dependent on the success of Albemarle Hotel Development, LLC and the Reg CF equity raise planned to raise additional capital to invest in Albemarle Hotel Development, LLC.

2. <u>Note Payable</u>

In October 2020, the Company entered into an unsecured note payable agreement with Trust Under Uwharrie Capital Corp Nonqualified Deferred Compensation Plan (the "Trust") for $110,000. The note payable bears interest at 4% per annum. All unpaid principal and interest were due upon maturity on December 31, 2020. In January 2021, the Trust nullified the note payable agreement, which essentially extended the maturity date (see Note 4) and provided additional proceeds for the Company. The outstanding balance as of December 31, 2020 was $110,000.

3. <u>Due from Related Party</u>

The Company will advance funds to a related party, Albemarle Hotel Development, LLC. The advances have no formal repayment terms. The amount due from the related party as of December 31, 2020 was $110,000.

4. <u>Subsequent Events</u>

In January 2021, the Company entered into an unsecured note payable agreement with the Trust for $236,073. This note payable included additional proceeds of $125,000 along with the original note payable and accrued interest totaling $111,073 (see Note 2). The note payable bears interest at 4% per annum. All unpaid principal and interest are due upon maturity on April 22, 2021.

The Company advanced $125,000 to Albemarle Hotel Development in January 2021. There are no formal terms for repayment.

The Company has evaluated events and transactions for potential recognition or disclosure in the financial statement through April 6, 2021, which is the date the financial statement was available to be issued.



Certified Public Accountants

April 6, 2021

To the Member
Albemarle Hotel Development, LLC
Raleigh, North Carolina

We have audited the financial statements of Albemarle Hotel Development, LLC (the "Company") for the year ended December 31, 2020, and we will issue our report thereon dated April 6, 2021. Professional standards require that we provide you with information about our responsibilities under generally accepted auditing standards, as well as certain information related to the planned scope and timing of our audit. We have communicated such information in our engagement letter dated March 25, 2021. Professional standards also require that we communicate to you the following information related to our audit.

Significant Audit Matters

Qualitative Aspects of Accounting Practices

You are responsible for the selection and use of appropriate accounting policies. The significant accounting policies used by the Company are described in Note 1 to the financial statements. No new accounting policies were adopted and the application of existing policies was not changed during 2020. We noted no transactions entered into by the Company during the year for which there is a lack of authoritative guidance or consensus. All significant transactions have been recognized in the financial statements in the proper period.

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected. The most sensitive estimates affecting the financial statements were:

Management's estimate of the capitalized costs for real estate held for development is based on the nature of the expenditure and whether the costs can be capitalized under accounting principles generally accepted in the United State of America. We evaluated the key factors and assumptions used to develop the estimate in determining that it is reasonable in relation to the financial statements taken as a whole.

Management's estimate of the impairment of real estate under development is based on management's evaluation of whether impairment indicators are present. If assets are considered impaired, the Company records an impairment charge to reduce the carrying value of the asset. We evaluated the key factors and assumptions used to develop the estimate in determining that it is reasonable in relation to the financial statements taken as a whole.

The financial statement disclosures are neutral, consistent, and clear.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Corrected and Uncorrected Misstatements

Professional standards require us to accumulate all misstatements identified during the audit, other than those that are clearly trivial, and communicate them to the appropriate level of management. Management has corrected all such misstatements. In addition, none of the misstatements detected as a result of audit procedures and corrected by management were material, either individually or in the aggregate, to the financial statements taken as a whole.

Disagreements with Management

For purposes of this letter, a disagreement with management is a disagreement on a financial accounting, reporting, or auditing matter, whether or not resolved to our satisfaction, that could be significant to the financial statements or the auditors' report. We are pleased to report that no such disagreements arose during the course of our audit.

Management Representations

We have requested certain representations from management that are included in the management representation letter dated April 6, 2021.

Management Consultations with Other Independent Accountants

In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a "second opinion" on certain situations. If a consultation involves application of an accounting principle to the Company's financial statements or a determination of the type of auditors' opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with us to determine that the consultant has all the relevant facts. To our knowledge, there were no such consultations with other accountants.

Other Audit Findings or Issues

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to retention as the Company's auditors. However, these discussions occurred in the normal course of our professional relationship and our responses were not a condition to our retention.

This information is intended solely for the use of the members and management of the Company and is not intended to be, and should not be, used by anyone other than these specified parties.

Very truly yours,

Thomas, Judy + Tucker, P.A.

Thomas, Judy & Tucker, P.A.
Raleigh, North Carolina



Certified Public Accountants

April 6, 2021

To the Member
Albemarle Hotel Development, LLC
Durham, North Carolina

In planning and performing our audit of the financial statements of Albemarle Hotel Development, LLC (the "Company") as of and for the year ended December 31, 2020, in accordance with auditing standards generally accepted in the United States of America, we considered Albemarle Hotel Development, LLC's internal control over financial reporting (internal control) as a basis for designing audit procedures that are appropriate in the circumstances for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Our consideration of internal control was for the limited purpose described in the preceding paragraph and was not designed to identify all deficiencies in internal control that might be material weaknesses or significant deficiencies and, therefore, material weaknesses or significant deficiencies may exist that were not identified. However, as discussed below, we identified a deficiency in internal control that we consider to be a material weakness.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A material weakness is a deficiency, or a combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis. We consider the following deficiency in Albemarle Hotel Development, LLC's internal control to be a material weakness:

Segregation of Duties

The Company's bank accounts and accounting records are maintained by one individual. When lack of segregation of duties exists in a company there is increased risk of fraud or misappropriation of cash. As the Company expands in the future, we recommend the Company ensure that adequate controls are put into place to address these risks.

This communication is intended solely for the information and use of management, and the member of the Company, and is not intended to be, and should not be, used by anyone other than these specified parties.

Very truly yours,

Thomas, Judy + Tucker, P.A.

Thomas, Judy & Tucker, P.A.
Raleigh, North Carolina